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                              June 16, 2022

       Harry L. You
       Co-Chief Executive Officer
       dMY Squared Technology Group, Inc.
       1180 North Town Center Drive, Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Squared
Technology Group, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 24,
2022
                                                            CIK No. 0001915380

       Dear Mr. You:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 24, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government
 Harry L. You
dMY Squared Technology Group, Inc.
June 16, 2022
Page 2
       review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Management
Conflicts of Interest, page 122

2. Please revise the conflicts of interest table on pages 122 and 123 to include Ms. Weaver's fiduciary duties or contractual obligations to Equitable Holdings, Inc. You may contact Frank Knapp at 202-551-3805 or Wilson Lee at
202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameHarry L. You
                                                            Division of
Corporation Finance
Comapany NamedMY Squared Technology Group, Inc.
                                                            Office of Real
Estate & Construction
June 16, 2022 Page 2
cc:       Adam J. Brenneman
FirstName LastName